Exhibit 12.1

Ratio of Earnings to Fixed Charges

($ in millions)

	Mar. 1, 2003	Mar. 2, 2002	Mar. 3, 2001	Feb. 26, 2000	Feb. 27, 1999
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$99	$570	$396	$347	$216
Discontinued operations, net of tax	441	—	5	—	—
Change in accounting principles, net of tax	82	—	—	—	—
Income tax expense	392	356	248	216	136

Earnings from continuing operations before income tax expense	1,014	926	649	563	352

Fixed Charges:
Interest portion of rental expense	132	110	86	68	56
Interest expense	24	10	6	5	21

Total fixed charges	156	120	92	73	77

Less:
Capitalized interest	(5)	(1)	—	—	—

Fixed charges in earnings	151	119	92	73	77

Earnings available for fixed charges	1,165	1,045	741	636	429

Ratio of earnings to fixed charges	7.68	8.83	8.05	8.62	5.56

Note:  Computation is based on continuing operations